February 8, 2008

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEXX Laboratories, Inc.
Definitive Proxy Statement filed March 29, 2007
File No. 000-19271

Dear Mr. Buchmiller:

Please see our response below to your letter dated January 14, 2008. Our response is preceded by a reproduction of the comment contained in your letter.

In connection with our response, we acknowledge that:

•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:

We have reviewed your response to comment 8 and are unable to concur in your conclusion that an 8% increase in base salary, an increase which is significantly higher than the consumer price index for the relevant period, is not material. In your future filings, please provide discussion and analysis as to why any element of compensation paid or awarded to any named executive officer was materially increased or decreased.

Response:

We do not believe the materiality of a change in compensation can be assessed based on any single factor. Rather, consistent with staff guidance in other contexts where SEC rules do

Mr. Tim Buchmiller

United States Securities and Exchange Commission

February 8, 2008

not establish a bright-line test of materiality, we believe that the materiality of a change in compensation must be assessed by considering all relevant quantitative and qualitative factors and considering whether a particular change would be viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

In particular, we do not agree that the materiality of a change in compensation can be assessed solely by a comparison to the consumer price index. Changes in the CPI are not a factor explicitly considered by the company’s compensation committee in setting compensation. Moreover, we do not believe changes in the CPI are generally used as a significant factor by public companies in setting executive compensation or that investors generally view the relationship of changes in executive compensation to changes in CPI as a material factor in their assessment of the reasonableness of executive compensation.

Nevertheless, in light of the staff’s comment, in the future, beginning with our 2008 proxy statement, we will take the CPI into account as part of our materiality analysis.

With respect to our 2007 proxy statement, we note that the salary increase that is the subject of the staff’s comment was an increase relating to fiscal 2007. We do not believe that this increase is material to an understanding of NEO compensation for fiscal 2006 (the fiscal year that is the primary subject of the CD&A included in our 2007 proxy statement) because (1) no amounts relating to the 2007 change in base salary are included in the summary compensation table for fiscal 2006 and (2) the 2007 change in base salary does not represent a change in compensation arrangements from fiscal 2006 that could affect a fair understanding of NEO compensation for fiscal 2006.

While the company will likely elect to discuss the February 2007 change in the CEO’s base salary as part of its CD&A for the year ended December 31, 2007, for the reasons set forth below, the company does not believe the change in base pay is material in amount or significance. Please note that the company plans to reassess its conclusion regarding materiality after the Board takes action with respect to discretionary bonuses for the year ended December 31, 2007, which has not yet occurred.

•

The increase is not significant to the company’s results of operations or financial position. For example, $50,000 represents less than 0.1% of the company’s net income for 2006 and 2007, and less than 0.02% of the company’s current assets at year end 2006 and 2007.

•

The increase in base salary represents a small dollar amount and percentage increase in the CEO’s total compensation and total cash compensation for fiscal 2006. A $50,000 increase in base pay represents approximately 2% of the CEO’s total compensation for fiscal 2006 and approximately 4% of the CEO’s total cash compensation for fiscal 2006.

•	The increase in base salary did not represent a change in compensation philosophy, objectives or approach.

Mr. Tim Buchmiller

United States Securities and Exchange Commission

February 8, 2008

•	The percentage increase in base salary is consistent with the level of increases awarded to the company’s other executive officers for 2007.
•

The 8% increase in base salary was at a rate less than double the rate of inflation, as measured by the CPI, that prevailed during 2007. As announced by the Bureau of Labor Statistics on January 16, 2008, the CPI for All Urban Consumers for December 2007 was 4.1% higher than in December 2006 and the CPI for All Urban Consumers in the Northeast in cities with a population between 50,000 and 1,500,000 (which includes Portland, Maine) was 4.4% higher in December 2007 than in December 2006. Accordingly, only approximately half of the change in base salary (or less than $25,000) represented a true increase in base pay as measured by the CPI. (We note that the corresponding CPI indices at February 2007 were lower. However, in assessing materiality for purposes of preparing this year’s CD&A, we believe it is appropriate to consider the CPI indices for full-year 2007.)

•

Since the CEO’s base salary is under $1,000,000, the change in his base salary does not automatically result in any loss of deductibility under Code Section 162(m). In deciding the amount of bonus to be paid to the CEO under the company’s discretionary bonus program, the compensation committee will be advised with respect to the amount of that bonus that will be non-deductible under Section 162(m) and will include appropriate discussion of that fact in the proxy statement to the extent it is material.

•

While the increase in base salary increases the CEO’s target bonus under the company’s annual discretionary cash bonus, since the amount of that bonus is completely discretionary, it does not have a direct or automatic impact on any payments to be made under the bonus plan. Also, the increase in base salary does not impact the CEO’s equity awards or other compensatory payments, other than potential payouts upon termination (which will be quantified in the tables the company includes in its proxy statement).

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4920.

Sincerely,

Conan R. Deady

Corporate Vice President and General Counsel